October 6, 2008

BY EDGAR

Donna Levy, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re: SkyPeople Fruit Juice, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-149896 Amendment No. 1 Filed: July 18, 2008

Dear Ms. Levy:

Reference is made to your comment letter, dated August 14, 2008 to our client, SkyPeople Fruit Juice, Inc. (the “Company”), relating to Amendment No. 1 to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

    The responses contained in this transmittal and response letter have been have been drafted in a manner designed to comply with the first two sentences of the comment. Where changes have been made in Amendment No. 2 to the subject registration statement (“Amendment No. 2”) in response to a comment in the Comment Letter or for other reasons, where appropriate, corresponding changes have been made throughout other portions of Amendment No. 2 which address the same subject matter.

2.  It does not appear that you have met the requirements of the Registration Rights Agreement entered into on February 26, 2008, which requires that the filing of a registration statement no later than March 30, 2008 and being declared effective at the latest 120 days thereafter. On page 10, you state that “our failure to meet this schedule and other timetables provided in the Registration Rights Agreement could result in the imposition of liquidated damages.” If you have incurred liquidated damages, please so state and quantify the amount of liquidated damages incurred to date.

The third paragraph of the subsection of the Prospectus Summary entitled “Registration Rights Agreement” on page 11 of the prospectus contained in Amendment No. 2 (the “Prospectus”) has been revised to state that the Company’s failure to meet the timetables provided for in the Registration Rights Agreement has resulted in the imposition of liquidated damages and a fourth paragraph has been added to the subsection on such page to quantify such liquidated damages.

3.  We note your response to our prior comment 6 and reissue it. We note that Barron Partners is a selling shareholder and owns 31.3% of your stock. In the related party transaction section, please disclose the material terms of the debt cancellation agreement with Barron, including disclosing all amounts due under the debt, the reasons that the debt was incurred, and how the debt cancellation and issuance of Series B Preferred stock was approved by you, and the value of the stock issued. File the agreement with Barron that evidences the cancellation of the debt and issuance of Series B Preferred stock.

Five paragraphs have been added to the section of the Prospectus entitled “Certain Relationships and Related Transactions” on page 65 of the Prospectus in order to disclose the requested information. The agreement regarding debt cancellation between the Company and Barron Partners was an oral agreement between the parties.

4.  We note your discussion on page 39 of a loan advanced to Hede, which was 80% owned by your CEO and 20% owned by a director of Shaanxi Tianren. We note that the outstanding amount was deducted from the purchase price of Huludao on June 10, 2008. We also note discussion on pages F-16 and F-32 of outstanding loans to related entities with common owners and directors. Tell us how you have complied with Section 13(k) of the Exchange Act.

A new risk factor entitled “We may have inadvertently violated Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Exchange Act of 1934  as a result of advances we made to a company controlled by our Chairman of the Board and Chief Executive Officer and a director of one of our subsidiaries, as well as a distribution which one of our subsidiaries erroneously paid to such persons; as a result, we may be subject to civil and criminal sanctions which if imposed, could have a material adverse effect upon us.” has been added on pages 22 and 23 of the Prospectus to discuss the loans made to Hede as well as an erroneous dividend payment made by a subsidiary of the Company to its former shareholders, which has subsequently repaid but has been treated as a loan for accounting purposes and therefore which might also constitute a violation of Section 13(k) of the Exchange Act.

Prospectus Summary

Stock Purchase Agreement

Delivery of to 2,000,000 Additional Shares of Series B Preferred Stock from Escrow based on Pre-Tax Income and Pre-Tax Income per Share, page 9

5.  Update this discussion in light of your filing audited financial statements for the year ended December 31, 2007.

The subsection of the Prospectus Summary entitled “Delivery of up to 2,000,000 Additional Shares of Series B Preferred Stock from Escrow Based on Pre-Tax Income and Pre-Tax Income Per Share” on page 9 of the Prospectus has been revised to include statements that the Company’s pre-tax income for the year ended December 31, 2007 was RMB 68,939,855 and that therefore, there was no shortfall for such year and no Make Good Escrow Stock has been delivered to any investor out of the escrow.

Risk Factors, page 17

General

6. Several of your risk factors could apply to any company in your industry or situation. You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete “boilerplate risks,” or revise them to explain how they specifically relate to your operations. For example, in the risk factors entitled “Potential environmental liability...,” on page 22, and “We may face obstacles from the communist system in the PRC” on page 26, explain how each of these risks specifically apply to your operations or else eliminate them.

The following risk factors which were set forth in the prospectus contained in the original registration statement and in Amendment No.1 thereto have been eliminated in Amendment No. 2 because the risks described therein are generic and not materially relevant to the Company: “If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy may be adversely impacted”; “Potential environmental liability could have a material adverse effect on our operations and financial condition.”; and “We may face obstacles from the communist system in the PRC.”

7. Eliminate risk factors that repeat the same risks. For example, it appears that the following risk factors are describing similar risks:

a.	“If we are unable to successfully complete and integrate strategic acquisitions in a timely manner...,” on page 19 and “We may engage in future acquisitions...,” on page 20; and

b.	“We may not have adequate internal accounting controls...,” on page 21 and “We may have difficulty establishing adequate management, legal and financial controls...,” on page 27.

The risk factor entitled “If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy may be adversely impacted” has been eliminated and certain information contained therein has been added to the risk factor entitled “We may engage in future acquisitions that could dilute the ownership interests of our stockholders, cause us to incur debt and assume contingent liabilities.” on pages 19 and 20 of the Prospectus. The risk factor entitled “We may have difficulty establishing adequate management, legal and financial controls in the PRC.” Has been eliminated and certain of the statements made in such risk factor have been added to the risk factor entitled “We may not have adequate internal accounting controls. While we have certain internal procedures in our budgeting, forecasting and in the management and allocation of funds, our internal controls may not be adequate.”

8. The captions to your risk factors must state the risk that is described in the narrative that follows, not merely state a fact. As examples only, revise the caption of the risk factors “We may not be able to effectively control and manage our growth,” on page 18, and “We depend on a concentration of customers,” on page 19.

The captions of the risk factor cited in the comment have been revised to specify the risk described in the narratives that follows. In addition, we have revised the titles of the following risk factors so that as revised they read as follows: “Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations and if we are not successful in addressing risks and difficulties we may likely encounter our business may be adversely affected” (page 17 of the Prospectus); “We do not have key man insurance on our Chairman and CEO, on whom we rely for the management of our business; the loss of the services of our Chairman or CEO could have a material adverse effect on our business (page 23 of the Prospectus); and “We may be adversely affected by changes in the international fruit juice market because of our dependence on the international market.” (page 24 of the Prospectus).

9. Ensure that you have discussed all of the risks that make this offering speculative or risky, We note for example your obligation to deliver shares from escrow under the Stock Purchase Agreement upon the happening of certain events and the subsequent dilution that could occur to existing shareholders and the various limitations on your ability to raise capital contained in the Stock Purchase Agreement and Series B Preferred Stock Designations.

A risk factor entitled “The release from escrow of Make Good Escrow Stock due to our failure to achieve certain financial targets in 2008 or 2009 would dilute the equity interests of existing stockholders” has been added on page 23 of the Prospectus. We believe that with the changes made in Amendment No. 2 to the registration Statement, all of the risks that make the offering discussed therein speculative or risky, have been discussed in the filing.

10. Please provide a risk factor discussing that you do not have an established policy and procedure for the review, approval, or ratification of any transaction with a related person. Discuss the terms of some of your related party transactions in the recent past, such as the zero-interest loan to Hede and other related entities with common owners and directors.

The Company has adoped a policy for the review and approval of transactions with related parties.  The policy is described in the section entitled "Certain Relationships and Related Transactions - Review, Approval or Ratification of Transactions with Related Persons" on pages 65 and 66 of the Prospectus.

“There are risks that the sale price of our products...,” page 19

11.  Discuss all of the material factors that influence the sales price of your concentrated fruit juice, as opposed to using the term “etc.”

We have revised the risk factor on page 20 of the Prospectus to include an additional factor affecting the sales prices of the Company’s products.

“Our officers, directors and their relatives control us...,” page 27

12.  Discuss in a separate risk factor your disclosure in the last sentence regarding the effect on the market price of your current ownership structure.

A risk factor entitled “Our current ownership structure may affect the market price of our Common Stock” has been added on page 28 of the Prospectus immediately following the risk factor cited in the comment to discuss the effect that the Company’s ownership structure may have on the liquidity and market price of the Company’s common stock.

Selling Stockholders, page 29

13.  We note your response to our prior comment 7. We also note that Barron Partners owns 31.3% of your stock and recently converted debt it held into stock. Please refer the reader to where you discuss this relationship elsewhere in the S-1.

The second paragraph of the section of the Prospectus entitled “Selling Stockholders” has been revised to state that Baron Partners beneficially owns approximately 31.3% of the Company’s Common Stock and to provide a cross-reference to the “Certain Relationships and Related Transactions” section of the Prospectus where the Company’s relationship with Barron Partners and certain transactions between Barron Partners and the Company are discussed.

14.  We note your response to our prior comment 8 and reissue it. Please identify the natural person who has power to vote or to dispose of the securities offered for resale by EOS Holdings LLC.

A sentence has been added to footnote (5) to the table contained in the section of the Prospectus entitled “Selling Stockholders” on page 31 of the Prospectus to identify the natural person who has power to vote or to dispose of the securities offered for resale by EOS Holdings LLC.

Management’s Discussion and  Analysis or Plan of Operation

Overview, page 34

15.  Add a footnote to your organizational chart that identifies the natural person who beneficially owns the remaining interest in Xi’an Tianren Modern Organic Agriculture Co., Ltd.

The organization charts in the sections of the Prospectus entitled “Our Corporate Structure” (page 15 of the Prospectus), “Management’s Discussion and Analysis or Plan of Operation” (page 36 of the Prospectus) and “Notes to Unaudited Consolidated Financial Statements (page F-6 of the Prospectus) have been revised by adding a footnote thereto stating that Xi’an Qinmei Food Co., Ltd., an entity not affiliated with the Company, owns the other 8.85% of the equity interests in such company. Andu Liu is the legal representative of Xi’an Qinmei Food Co., Ltd. and owns more than 50% of the outstanding equity interests of such company.

Three-month periods ended March 31 2008 and March 31, 2007

Results of Operations and Business Outlook, page 36

General

16.  Discuss the specific reasons for the changes in your various line items. For example, you state that the price of raw kiwi increased while the price of kiwi products remained constant, and that there was a decrease in the average selling price of apple juice. Explain why these trends occurred and discuss whether you expect them to continue, and, if so, the impact they will have on your results.

The “Results of Operations and Business Outlook” subsection of the section of the Prospectus entitled “Management’s Discussion and Analysis or Plan of Operation” has been updated to provide disclosure for the six month periods ended June 30, 2008 and June 30, 2007 rather than the three month periods ended March 31, 2008 and March 31, 2007 and to provide greater specificity as to reasons for changes in line items of the Company’s financial statements for such periods and the reasons certain trends have occurred and whether the Company expects such trends to continue as well as the impact that such trends may have on the Company’s future operating results.

Net Sales, page 37

17. We note your statement that the Liaoling province in China is “...famous for the excellent quality of its apples.” Supplementally, please provide us with independent support for this statement.

Although the Company believes that such statement is true, the statement has been deleted in Amendment No. 2 because the statement is subjective and the Company has not been able to find independent support for the statement. Additional information regarding apple production in Liaoning Province has been added on page 55 of the Prospectus and support for such statements is being transmitted to you under separate cover.

Liquidity Comparison, pages 40 and 43

18.  Please revise to discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures. Refer to Section IV of the Commission’s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/338350.htm.

The “Liquidity and Capital Resources” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of the prospectus on pages 43 and 48 of the Prospectus has been expanded to discuss short-term and long-term cash requirement, that are mainly for future capital expenditures.

19.  We note your mention of loan facilities on pages 38, 40, 42 and 43. Describe the material terms of these facilities and file the agreements as exhibits. Specify the use of proceeds from the facilities.

The “Liquidity and Capital Resources” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of the prospectus on pages 43, 47 and 48 of the Prospectus has been expanded to discuss the material terms of the loan facilities and the use of proceeds from the facilities.

20. Provide the information on your liquidity and capital resources as required by Item 303(a)(1) and (2) of Regulation S-K. Discuss your historical sources of cash and your expected sources in the future. Finally discuss any contractual limits or other impacts on your ability to raise capital, such as those contained in the Stock Purchase Agreement and in the terms of the Series B Convertible Preferred Stock discussed on pages 7, 8, 9 and 13.

The “Liquidity and Capital Resources” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of the Prospectus on pages 43 and 48 of the Prospectus has been expanded to provide the requested information.

21. Discuss the impact the increase in your accounts receivable during the first quarter of 2008 has, and will have, on your cash flow and, consequently, your results. Explain why the turnover rate increased during the first quarter of 2008 compared to fiscal year 2007 given your statement on page 43 that you usually require 100% advance payment for all direct export sales, and if you expect this trend to continue.

The “Financial Condition” subsections of the “Management’s Discussion and Analysis or Financial Condition and Results of Operation” section of the Prospectus on pages 42 and 46 of the Prospectus have been expanded to provide the requested information. The collection of accounts receivable improved in the second quarter of 2008. The change in cash flow created a cash inflow of $4,767,805 in the first quarter of 2008 compared to a cash inflow of  $663,311 in the same period of 2007. The Company’s accounts receivable varies in different quarters due to the seasonality of its business.

22.  You discuss on page 41 the “non-squeeze season between August and February or March of the following year”. In other places in the document, you state that “the period between each August through February or March is our squeeze season.” Please revise for consistency.

The Prospectus has been revised to consistently state that the non-squeeze season is from August to February or March of the following year.

Critical Accounting Policies, page 44

23.  Please revise to disclose what specific estimates are made by management in preparing your financial statements. Refer to Section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.seegov/rules/interp/33-8350.htm.

The “Critical Accounting Policies -Estimates” subsection of the “Management’s Discussion and Analysis or Financial Condition and Results of Operation” section of the Prospectus on page 50 of the Prospectus has been revised to disclose the specific estimates made by management in preparing the Company’s financial statements.

Business, page 48 General

24. Ensure that you have provided all of the information required by Item 101 of Regulation S-K. As one example only, discuss in this section the seasonality of your business.

A new subsection called “Seasonality” has been added to the “Business” section on page 54 of the Prospectus to discuss seasonality. We believe that all of the other information required by Item 101 of Regulation S-K is contained in the Prospectus.

Industry and Principal Markets

General, page 49

25.  Supplementally, provide us with independent support for your assertions on the fruit juice market worldwide. As examples only, we note that you make assertions regarding:

•	global sales of fruit juice in 2006;
•	estimations of annual consumption in Asia and Africa in 2020;
•	European consumption increases in the past ten years; and
•	information on the size of the Chinese market.

If you provide us with third party documents in response to this comment, you can expedite our review process by marking by highlighting or other means those portions of the document(s) that support the various assertions that appear in your document.

We have revised the subsection Global Market to incorporate market information which is based upon authoritative sources. Such information is being sent to you under separate cover.

26.  Supplementally, please provide us with a copy of the data from the U.S. Ministry of Agriculture that you refer to. State where the investor may obtain a copy of the data, and if it is available for free or for a nominal price.

We are sending to you under separate cover a copy of the data from the U.S. Department of Agriculture. The information is also available at the following link: http://www.fas.usda.gov/htp/2007%20Apples.pdf

Marketing, page 50

27.  Discuss the exact nature of the “permission” you have from the PRC to directly sell various fruit juices to foreign customers. In addition, explain in better detail the statement on page 55 that “Shaanxi Tianren enjoys the government supporting policies relating to the construction of our bases, purchasing of raw materials, purchasing of equipment, export of our products, interest discounts on Treasury bond loans and income tax reduction.”

The first sentence of the “Marketing” subsection of the “Business” section on page 55 of the Prospectus has been revised to set forth the nature of the permission granted to the Company to directly sell various fruit juices to foreign customers.” Paragraph (8) – “Policy Advantages” of the “Competitive Advantages” subsection of the “Business” section on page 59 of the Prospectus has been revised to state facts supporting the proposition that Shaanxi Tianren enjoys government support.

Customers, page 53

28.  Discuss the material terms of your agreements with your customers, including length, supply requirements, and payment terms.

A paragraph has been added to the end of the “Customers” subsection of the “Business” section on page 59 of the Prospectus to discuss the material terms of standard agreements with customers. As stated therein the Company’s contracts with customers generally do not include length and supply requirements.

Competition, page 53

29.  State the basis for your belief that you can transport and store your products at a relatively lower cost than many of your competitors.

The paragraph immediately following the table in the “Competition” subsection of the “Business” section on page 58 of the Prospectus has been revised to state the basis of the Company’s belief that it can transport and store its products at a relatively lower cost than many of its competitors.

Intellectual Property, page 55

30.  Discuss the importance of your patents to your business.

A sentence has been added to the end of the “Intellectual Property – Patents” subsection of the “Business” section on page 60 of the Prospectus to state the Company’s belief that such patents give it a competitive advantage. In addition, the section has been revised to include additional information concerning the patented processes.

Certain Relationships and Related Party Transactions, page 60

31. Ensure that you have provided all of the information required by Item 404(d) of Regulation S-K. We note for example, the disclosure of related party transactions in Note 12 on page F-16 and Note 12 on page F-35.

Additional disclosure has been added to the “Certain Relationships and Related Party Transactions” section on pages 64 and 65 of the Prospectus to disclose additional information required by Item 404(d) of Regulation S-K.

32.  Ensure that you have provided all of the information required by Item 404(c) of Regulation S-K (refer to Item 404(c)(2) of Regulation S-K) in regard to any promoter. As one example only, in regard to the purchase of Huluado Wonder Fruit Co., Ltd. from Hede, state the price Hede paid for the company if it was acquired by Hede within two years of its sale to you. Also, update the disclosure in this section, in light of your purchase of Wonder Fruit and your disclosure on page 39.

Additional disclosure has been added to the “Certain Relationships and Related Party Transactions” section on pages 64 and 65 of the Prospectus to disclose additional information regarding the purchase of Huludao Wonder by Hede and the Company’s subsequent purchase from Hede of such company.

33.  Ensure that you have filed as an exhibit all the agreements referred to in this section.  We note for example, that it does not appear that you have filed the May 31, 2008 Stock Transfer Agreement with Hede.

Certain additional agreements are being filed as exhibits to the registration statement in response to the comment. Please note that the Stock Transfer Agreement was filed as an exhibit to the Company’s Current Report on Form 8-K filed on June 5, 2008 and such exhibit is being incorporated by reference in the registration statement.

34.  State whether the agreements discussed in this section are on terms obtainable from third parties. Discuss how the purchase of Wonder Fruit was approved by you and how the purchase price was determined.

Additional disclosure has been added to the “Certain Relationships and Related Party Transactions” section on pages 64 and 65 of the Prospectus to disclose the requested information.

Directors and Executive Officers, page 61

35.  We note your response to our prior comment 10. Please fill in the gap in Ms. Yan’s biography between July 2005 and when she joined the company. Provide the month she joined the company.

The description of Xiaoqin Yan’s business experience in the last five years in the “Directors and Executive Officers” section on page 66 of the Prospectus has been revised to fill in the gap between June 2005 and when she joined the Company in January 2006.

Director and Officer Compensation

Compensation of Officers, page 63

36.  You state that your executives are compensated by Shaanxi Tianren, but also indicate that your CEO has not received any compensation for his services for the past two years. Please explain why.

Both statements are true. All executives, other than the CEO, have been compensated by Shaanxi Tianren and the Company plans to continue to have Shaanxi Tianren rather thn the parent company compensate such executives.  The Company’s Chief Executive Officer has not received compensation from the Company or any of its subsidiaries in the last two years.

Description of Our Securities, page 63

37.  Please specify the vote required by security holders to take action, including the election of directors and describe, or cross reference to where you do describe, the anti-takeover provisions of your charter, by-laws and contracts. Refer to Item 202(a)(1) and (5) of Regulation S-K.

A sentence has been added after the first sentence of the subsection “Common Stock” in the “Description of our Securities” section on page 68 of the Prospectus to specify the vote required by security holders to take action. A new subsection called “Undesignated Preferred Stock” has been added to the section on page __ of the Prospectus which states that such stock could be used to discourage takeover proposals. The Company does not believe that there are other provisions in its charter, by-laws or contracts which have anti-takeover effects.

Consolidated Statements of Operations and Comprehensive Income, Unaudited, page F-4

38.  Based on the disclosure on page 38, it appears that you have reported all depreciation and amortization expense as an operating expense and hence, excluded depreciation and amortization expense from gross margin. To avoid placing undue emphasis on “cash flow,” depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation; we refer you to SAB Topic 11:B. Therefore, please revise your presentation here and on page F-20 to comply with this guidance.

Depreciation expense included in general and administration expenses for the six months ended June 30, 2008 and 2007 was $170,829 and $30,098, respectively. Depreciation expense included in cost of sales for the periods ended June 30, 2008 and 2007 was $692,062 and $384,841, respectively. Amortization expense was $68,726 and $36,026 for the six months ended June 30, 2008 and 2007, respectively. Please refer to “Property, Plant and Equipment” in note 2 “Summary of Significant Account Polices” on page F-9.

Depreciation expense included in general and administration expenses for the years ended December 31, 2007 and 2006 was $188,100 and $162,123, respectively. Depreciation expense included in cost of sales for the years ended December 31, 2007 and 2006 was $1,138,102 and $1,314,552, respectively. Amortization expense was $128,544 and $63,799 for fiscal years 2008 and 2007, respectively. Please refer to “Property, Plant and Equipment” in note 2 “Summary of Significant Account Polices” on page F-32.

Note 2. Summary of Significant Accounting Policies Consolidation, page F-6

39. Please provide your complete analysis in accordance with paragraph 5 of FIN 46(R) supporting your conclusion that Huludao Wonder Fruit Co (“Huludao”) is a variable interest entity. In addition, clarify how you determined that you are the primary beneficiary of Huludao.

Set forth below is the analysis based on which the Company determined that Huludao Wonder was a variable interest entity which was required to be consolidated:

Facts:

Huludao Wonder was acquired by Hede on or about May 31, 2007.

Shaanxi Tianren began leasing Huludao Wonder’s facilities from Hede on July 1, 2007.

Shaanxi Tianren and Hede are under common control; they share a controlling owner.

Shaanxi Tianren advanced Hede the funds necessary to acquire Huludao Wonder.

Shaanxi Tianren participated significantly in the design of the above transactions.

Discussion and Analysis:

FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities an interpretation of ARB No. 51, (“FIN46R”) addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics:

1.	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.

2.	The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

	a.	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

	b.	The obligation to absorb the expected losses of the entity.

	c.	The right to receive the expected residual returns of the entity.

3.
The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

Paragraph 4 states that “with the following exceptions, this Interpretation applies to all entities:” and 4(h) gives the only exception that may apply. “An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist:

1.	The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.

2.	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

3.
The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

4.	The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Huludao Wonder’s relationship with Shaanxi Tianren falls within the scope of FIN46R because at least one of the four criteria is met, disallowing the exception from scope. Shaanxi Tianren participated significantly in arranging the transaction; substantially all of Huludao Wonder’s activities are conducted on behalf of Shaanxi Tianren; when advances to Hede for the purchase of Huludao Wonder are considered, Shaanxi Tianren provided more than half of the financial support of Huludao Wonder; and Shaanxi Tianren and Huludao Wonder are engaged in a single-lessee leasing arrangement.

Paragraph 5 defines a Variable Interest Entity (“VIE”) subject to consolidation as one which by design, the conditions in a, b, or c exist:

a)
The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

	1.	Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights.

	2.	Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities.

3.
Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity, unless the provided is a parent subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

4.
Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

b)	As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1.
The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights.

2.
The obligation to absorb the expected loss of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

3.
The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

c)
The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

For purposes of this discussion Huludao Wonder is the “entity”, Hede is the “investor” and Shaanxi Tianren is the “enterprise”. Condition (a) exists because Hede’s investment is not sufficient to finance Huludao Wonder’s activities without the support of Shaanxi Tianren’s advances to Hede. Condition (b) may exist because of the expectation and assumption that Shaanxi Tianren will absorb the losses of and receive the expected residual returns of Huludao Wonder. It appears that Huludao Wonder is a VIE subject to consolidation. Paragraph 15 explains that the enterprise that consolidates a VIE is called the primary beneficiary of that entity. There appear to be only two beneficiaries of Huludao Wonder: Hede and Shaanxi Tianren. Shaanxi Tianren will absorb a majority of Huludao Wonder’s expected losses and receive a majority of its expected residual returns, and is therefore determined to be the primary beneficiary. Even if Hede and Shaanxi Tianren were determined to be equal beneficiaries, paragraph 16 states that “for purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests.” Consequently, Hede’s variable interests are added to those of Shaanxi Tianren, resulting in Shaanxi Tianren holding 100% of the variable interests.

Conclusion:

Shaanxi Tianren is required to consolidate Huludao Wonder.

Paragraph 19 states that “The primary beneficiary of a variable interest entity that is under common control with the primary beneficiary shall initially measure the assets, liabilities, and non-controlling interests of the variable interest entity at the amounts at which they are carried in the accounts of the enterprise that controls the variable interest entity (or would be carried if the enterprise issued financial statements prepared in conformity with generally accepted accounting principles).”

40. We note your disclosure on page F-7 which states the initial measurement of the Huludao assets and liabilities was at fair value. Tell us your consideration of paragraph 19 of FIN 46(R) when determining that it is appropriate to initially measure the assets and liabilities at fair value, and why Huludao would not be considered under common control at the time of initial measurement.

Yongke Xue, the Chairman of the Board and Chief Executive Officer of the Company, owns 80% of the equity interest of Hede. Xiaoqin Yan, a director of Shaanxi Tianren, owns the remaining 20% of Hede. According to FASB 57, Shaanxi Tianren and Hede are considered entities under common control. Shaanxi Tianren and Huludao Wonder are also considered entities under common control after Huludao Wonder was acquired by Hede.

According to FIN46(R) paragraph 19, if the primary beneficiary of a variable interest entity is under common control with the variable interest entity, the primary beneficiary shall initially measure the assets, liabilities, and non-controlling interests of the variable interest entity at the amounts at which they are carried in the accounts of the enterprise that controls the variable interest entity (or would be carried if the enterprise issued financial statements prepared in conformity with generally accepted accounting principles).

41.  We note your Chairman and CEO has an 80% equity interest in Hede, and a director of your subsidiary, Shaanxi Tianren, has the remaining 20% equity interest, We understand Huludao Wonder Fruit Co. (Huludao) is a subsidiary of Hede, and note that Shaanxi Tianren loaned Hede approximately $3.7 million to purchase ..Huludao. Please clarify whether Hede is a variable interest entity pursuant to paragraph 5 of FIN 46(R); provide your complete analysis. In addition, explain whether Hede is also an entity under common control. In addition, tell us if Hede has additional subsidiaries in addition to Huludao.

FASB Interpretation No. 46 (R) Consolidation of Variable Interest Entity (Revised December 2003), an interpretation of APB 51, addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics:

1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.

2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

a. The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

b. The obligation to absorb the expected losses of the entity.

c. The right to receive the expected residual returns of the entity.

3. The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

FIN 46 (R) requires that an enterprise’s consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest.  According to ARB 51, an enterprise that consolidates a variable interest entity is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests.

Hede is also an entity under common control with Shaanxi Tianren. It was set up in February 2006 by Mr. Yongke Xue, the Chief Executive Officer, and one of the Company’s directors, Ms. Xiaoqing Yan, of Shaanxi Tianren. It was set up under the policies and regulations for venture capital investment companies (“VCIC”) in China. A VCIC invests in equity interests in high-tech start-up companies. It is authorized to engage in investment businesses and other businesses pre-approved by the responsible government authorities, and to provide consultation regarding venture capital investment and management consultation to unlisted high technology businesses. Mr. Yongke Xue and Ms. Xioaqin Yan have limited liability for Hede. Although Mr. Yongke Xue also has shares in Shaanxi Tianren, Shaanxi Tianren is a separate entity from Hede. It is not a beneficiary of Hede, and has no financial interest in it. Hede can stand alone and can absorb its own loss. Hede currently has no subsidiaries. Prior to its sale of Huludao Wonder to Shaanxi Tianren, Huludao Wonder was a subsidiary of Hede.

On June 2, 2007, Shaanxi Tianren entered into a lease agreement with Shaanxi Hede Investment Management  Co., Ltd. (“Hede pursuant to which Shaanxi Tianren, for a term of one year and for a monthly lease payment of RMB 300,000, leased all the assets and operating facilities of Huludao Wonder, which is wholly-owned by Hede. This lease arrangement (the “Huludao Wonder Lease”) resulted in the combination of Huludao Wonder’s operating results with those of Shaanxi Tianren on the date of the lease and forward.

On June 5, 2007, Shaanxi Tianren loaned to Hede RMB 7 million (approximately $958,300 based on the exchange rate as of December 31, 2007) pursuant to a Loan Agreement entered into by the parties on June 5, 2007. The entire principal of the loan was due on June 5, 2008. The proceeds of such loan (as well an aggregate of RMB 3,000,000 received as a prepayment of rent and a security deposit on the Huludao Wonder Lease) were used by Hede to pay a portion of the purchase price for its acquisition of Huludao Wonder.

On August 1, 2007 Shaanxi Tianren loaned to Hede RMB 20 million (approximately $2,738,001 based on the exchange rate as of December 31, 2007) pursuant to a loan agreement entered into by the parties on such date. The loan was due on August 1, 2008. The loan agreement provides that no interest shall accrue on the outstanding amount of the loan, but if Hede does not pay the outstanding loan when due, then it shall be required to pay in addition to the principal of the loan liquidated damages at the rate of 2% of the loan amount per day. Before August 27, 2007, the total amount of RMB 20 million in cash was transferred to Hede.

In December 2007, Shaanxi Tianren made additional advances aggregating RMB 4,544,043 (approximately $622,080 based on the exchange rate as of December 31, 2007) to Hede. These advances were unsecured and bore no interest. These advances also had no fixed payment terms. The proceeds of these advances were transferred to Huludao Wonder directly on behalf of Hede for the purchase price of Huludao Wonder.

In January 2008, Shaanxi Tianren paid rental expense of RMB 11,038 (approximately $1,609 based on the exchange rate as of June 30, 2008) to the landlord of Hede’s office space on behalf of Hede.

In May 2008, Shaanxi Tianren paid to Hede an aggregate amount of RMB 1,500,000 (approximately $218,688 based on the exchange rate as of June 30, 2008) of rent for the period from January to May 2008 pursuant to the Huludao Wonder Lease. The total payment of RMB 1,500,000 was in cash and was transferred to Huludao Wonder directly on behalf of Hede to pay a portion of the purchase price of Huludao Wonder. In the same month, Shaanxi Tianren assumed Hede’s obligation of RMB 18,000,000 (approximately $2,624,251 based on the exchange rate of June 30, 2008) for the balance of the purchase price for Huludao Wonder.

From the details of the transactions above, it is clear that all the advances from Shaanxi Tianren to Hede is for Hede to acquire Huludao Wonder. Shaanxi Tianren is and has not been not involved in any other business of Hede and has no financial interest in Hede. Shaanxi Tianren’s investment consists of the majority of the investment in Huludao Wonder. It pays Hede a monthly lease fee and it assumes the majority of the risk.

According to FIN 46 (R), an enterprise that consolidates a variable interest entity is the primary beneficiary of the variable interest entity. As Shaanxi Tianren does not absorb any of Hede’s expected returns or losses, it is not considered the primary beneficiary of Hede. Therefore, Hede is not a variable interest entity of Shaanxi Tianren pursuant to paragraph 5 of FIN 46(R) and, accordingly, Shaanxi Tianren is not required to consolidate Hede.

Accounts Receivable, page F-9

42.  We note in your Financial Condition disclosure on page 39 that your accounts receivable turnover has increased from 88 days for the fiscal year 2007 to 109 days for the first quarter of fiscal 2008. We also note your allowance for bad debt at December 31, 2007 was $0 and your accounts receivable balance has increased $2.9 million in the first quarter of fiscal 2008 to $12.1 million. Please clarify why collection of your receivables has slowed down and how you have evaluated these factors when determining that your receivables are collectable. In addition, tell us and disclose the amount of your allowance for bad debt at March 31, 2008.

At June 30, 2008, the accounts receivable balance decreased by $4,332,242 from the balance at December 31, 2007 due primarily to an improvement in accounts receivable collections in the second quarter of fiscal 2008.  The accounts receivable turnover was 79 days for the six months ended June 30, 2008, compared with 88 days for fiscal year 2007. The decrease in the accounts receivable turnover was due primarily to improvement in collections in Shaanxi Tianren. As a result of the improved collections in the second quarter the Company does not believe that the second sentence of the comment is applicable any longer. The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. The allowance for bad debts as of June 30, 2008 was zero.

Revenue Recognition, page F-9

43.  We note your disclosure on page 36 which states that more than 70% of your products are exported either through distributors or to end-users. Please revise your disclosure in the footnotes to your financial statements to clarify your revenue recognition accounting policy to clarify whether you recognize revenue upon delivery to the distributor or end customer. In addition, clarify the total percentage of revenue that is exported through distributors.

The Revenue Recognition subsections of the "Management's Discussion and Analysis and Results of Operations" section of the Prospectus on page 50 of the Prospectus as well as Note 2 to the Consolidated Financial Statements as of December 31, 2007 and for the years ended December 31, 2007 and December 31, 2006 on page F-31 of the Prospectus and Note 2 to Consolidated Financial Statements as of June 30, 2008 and for the six months ended June 30, 2008 and June 30, 2007 on page F-8 of the Prospectus have been so revised.

44.  If you recognize revenue upon delivery to resellers, please clarify how you have  determined the fee for products is fixed and determinable pursuant to the guidance in SAB Topic 13. Please clarify the following specific comments as part of your response:

·	Please clarify how you have evaluated your distributors’ business practices, such as their operating history, competitive pressures. Tell us the names of your primary distributors.

The Company’s primary distributors are Export Packers Co., Ltd. (Canada), Shaanxi Jiedong Trade Co., Ltd. (China), Dalian Jack Foods Trading Co., Ltd. (China), Golden Dragon Trading Gmbh (DenMark) and Shaanxi Zhongdian Import& Export Co., Ltd (China).

The Company generally establishes its business relation with overseas customers through some well-known business websites, such as www.alibaba.com, and through some international exhibitions held in Europe, Italy, Russia, etc.  Most of their basic information will be provided by these websites or the host of the exhibition.

In order to guarantee the safety of the transaction, the Company checks the basic information with the local business agencies on the customers’ side.  Sometimes the Company will also consult the PRC Embassy to get more information on the customer.

Most of the Company’s domestic customers are owned by the PRC Government. The Company usually gets its information from local government agencies.

·
Explain whether the terms of the agreement require the distributor to pay you after you deliver the product to them or whether the distributor is obligated to pay as and if the sales are made to end customers. If the terms require the distributor to pay after you deliver the product to them, and are not contingent on resale to the end customer, explain how your collection history supports the terms of the agreement. In this respect, explain whether you generally receive payment before or after the distributor sells the product to the end customer.

As disclosed under “Revenue Recognition” on page 50 of the Prospectus, the Company’s general sales agreement requires distributors to pay it after the Company delivers the products to such distributors, which is not contingent on resale to end customers. The Company’s credit terms for distributors with good credit history are from 30 days to 90 days. For new customers, the Company usually requires 100% advance payment for direct export sales. The Company’s payment terms with distributors are not determined by the distributor’s resale to the end customer.

·
Explain how you have evaluated your distributors are financially secure, noting such factors as whether they are established in the market or new distributors and are properly capitalized, when determining that they have the ability to honor a commitment to make fixed and determinable payments prior to collecting cash from their customers.

Before the Company signs the sales contract with an overseas customer, it will ask them to provide us a Letter of Credit from a local bank to guarantee the payment of the transaction.

Most of the Company’s domestic customers are owned by the PRC Government. The Company usually gets its financial information from the local banks or local government agencies. The Company can also get their export information and history from the Xi’an Customs District of the People’s Republic of China.

·
Please clarify if you are required to rebate or credit a portion of the original fee if you subsequently reduce the price of your product and the distributor still has rights with respect to that product; that is whether you offer price protection.

As disclosed under “Revenue Recognition” on page 50 of the Prospectus, we are not required to rebate or credit a portion of the original fee if we subsequently reduce the price of our product and the distributor still has right with respect to that product.

45.  We also note the customer has a right of return for a few days, but no provision has been made for returnable goods. Tell us and disclose how management concluded the amount of potential returns to be insignificant. Please revise your disclosure to be more specific on how many days a customer has a right of return. In addition, tell us the amount of returns you have received in each period reported in your filing.

The Revenue Recognition section of the "Management's Discussion and Analysis and Results of Operations" section of the Prospectus on page 50 of the Prospectus as well as Note 2 to the Consolidated Financial Statements as of December 31, 2007 and for the years ended December 31, 2007 and December 31, 2006 on page  F-32 of the Prospectus and Note 2 to Consolidated Financial Statements as of June 30, 2008 and for the six months ended June 30, 2008 and June 30, 2007 on page F-8 of the Prospectus have been revised to address these issues. The Company has no history of returned products during the periods covered by the financial statements included in the registration statement.

46.  We note that you receive advances from your customers. Please revise your accounting policy to clarify why you receive these advances and how you account for the advances.

Customer advances are recorded as unearned revenue, which is a current liability. The Revenue Recognition subsections of Note 2 to the Consolidated Financial Statements as of December 31, 2007 and for the years ended December 31, 2007 and December 31, 2006 on page F-32 of the Prospectus and Note 2 to Consolidated Financial Statements as of June 30, 2008 and for the six months ended June 30, 2008 and June 30, 2007 on page F-8 of the Prospectus have been so revised.

Minority Interest in Subsidiary, page F-10

47.  Your disclosure indicates that your minority interest represents the minority shareholders’ proportionate share of the equity in Shaanxi Tianren and Xi’an Tianren. However, it also appears that you have included the consolidated net assets of Huludao as a minority interest as of March 31, 2008. Please clarify why you believe it is appropriate to classify the net assets of a VIE that you consolidate as minority interest.

INITIAL MEASUREMENT OF VIE - According to FIN46(R) paragraph 19, If the primary beneficiary of a variable interest entity is under common control with the variable interest entity, the primary beneficiary shall initially measure the assets, liabilities, and noncontrolling interests of the variable interest entity at the amounts at which they are carried in the accounts of the enterprise that controls the variable interest entity (or would be carried if the enterprise issued financial statements prepared in conformity with generally accepted accounting principles).”

According EITF 02-5, Shaanxi Tianren and Huludao Wonder are considered entities under common control.

According to FIN46(R) paragraph 19, the Company has initially measured the assets and liabilities, and non-controlling interests of the VIEs at their book value as of June 1, 2008. The book value is approximate to Huludao Wonder’s fair value of assets and liabilities at the time of acquisition during May 2008. All the assets and liabilities on the initial measurement date of VIE are consolidated with Shaanxi Tianren and the equity of Huludao Wonder is presented as minority interest :VIE.

ACCOUNTING AFTER INITIAL MEASUREMENT OF VIE – Subsequent accounting for the assets, liabilities of a consolidated variable interest entity are accounted for as if the entity were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would be to a consolidated subsidiary as follows:

●	Carrying amounts of the VIE are consolidated into the financial statements of Shaanxi Tianren as the primary beneficiary.

●	Inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety

●	There is no direct ownership interest by the Primary Beneficiary in the VIE and equity of the VIE is eliminated with an offsetting credit to minority interest

Note 4. Convertible Preferred Stock, page F-12

48.  Please revise to disclose how you applied EITF 98-5 and 00-27 when allocating fair value between the Series B Convertible Preferred Stock and the warrants. In addition, tell us how you evaluated this guidance when determining the Series A and Series B Convertible Preferred Stock did not contain a beneficial conversion option.

In accounting for the issuance of Series B Convertible Preferred Stock with detached warrants the Company relied on the guidance in AcSec Technical Practice Aid dated December 2006. Flowchart #2: Issuer’s Accounting for Financial Instruments with Embedded Conversion Options requires that the Company begin by determining the nature of the host contract and identifying all embedded features, including the embedded conversion option, which may require separate accounting as derivatives under FASB Statement No. 133. The Company determined that the economic characteristics and risks of the embedded conversion option clearly and closely related to the host contract and therefore the embedded conversion option was not separated from the host contract and accounted for as a derivative instrument.

The provisions of FASB Statement No. 150 contained no provisions that would cause the Series B Convertible Preferred Stock to be recorded as a liability and application of the provisions of EITF 00-19 led to the determination that both the preferred stock and the warrants were to be classified as permanent equity. The amount of proceeds attributed to warrants was reduced for the amount attributed to Series B Convertible Preferred Stock and credited to permanent equity, resulting in offsetting debits and credits to permanent equity regardless of the amount attributed to the warrants.

At the time of issuance of both the Series A and Series B Convertible Preferred Stock, there was no active trading market for the Company’s common stock. The Series A stock issued was mandatorily convertible, voting, participating, and was only issued as preferred stock because the Company lacked a sufficient number of authorized and unissued common shares to satisfy the negotiated share exchange transaction through the issuance of common stock. The Series A stock was not determined to be “in-the-money” at the commitment date so no beneficial conversion feature was determined to be present under the guidance of EITF 98-5.

As to the Series B Convertible Preferred Stock, the purchasing investors negotiated their purchase price based on the number of common shares and warrants that they would eventually receive. The Company assumed for purposes of applying EITF 00-27 that the same number of warrants would have been issued whether the investors received common stock or convertible preferred stock. In fact, the Company believes the primary reason for the investors taking preferred stock rather than common stock was the 4.9% limitation which may lighten the investors’ reporting requirements. Since there was no active trading market for the common stock, the fair value of common stock was determined to be the purchase price less the amount allocated to the warrants assumed to be issued along with a common stock purchase. The effective conversion amount according to EITF 00-27 is the preferred stock purchase price less the amount allocated to the warrants. The amount allocated to the warrants is the same whether common stock was issued or whether preferred stock was issued. Therefore, the effective conversion amount is exactly equal to the fair value of the common stock to be converted for, given a 1 for 1 conversion ratio. No beneficial conversion feature was determined to be present in the Series B Convertible Preferred Stock under the guidance of EITF 98-5 and 00-27.

According the AcSEC Technical Practice Aid, “for convertible instruments that do not require separation of the embedded conversion option under FASB Statement No. 133 and do not contain a beneficial conversion feature, the guidance in APB 14 applies. Under APB Opinion No. 14, no portion of the proceeds from the issuance of convertible instruments is allocated to the conversion option.” The Company believes it has fully complied with applicable GAAP in accounting for the issuance of its Series A and B Convertible Preferred Stock and warrants.

Notes to Financial Statements, page F-16

49.  Please clarify the tables in Note 12 beginning on page F-16, For example, it is unclear whether the third table, which starts with the $22,177 loan with An Do Liu, shows loan to or from the related parties. It would also aid the reader to consistently connote loans to a related party with a parenthesis.

Note 11 (formerly, Note 12) of the Notes to Consolidated Financial Statements as of June 30, 2008 and for the six months ended June 30, 2008 and June 30, 2007 has been so revised.

Report of Independent Registered Public Accounting Firm, page  F-19

50.  We note that your audit report was signed by an audit firm based in Utah and your corporate offices are located in China. We also note that you conduct your operations in China, your revenues are generated in China and all of your assets are located in China. Please tell us where the majority of audit work was conducted and bow you concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah.

The Company’s U.S. audit firm, Child, Van Wagner & Bradshaw PLLC, used no other audit firm to assist in the audit. The Company’s U.S. auditor does a great deal of audit work in Asia, and its auditors were personally on site in China to perform the audit field work. Its on-site audit team consisted of its full-time Mandarin speaking audit senior manager from Utah, and its contract employees from Hong Kong. In addition to the audit staff on-site, the engagement partner visited and toured the facilities, met with management, and reviewed the on-site audit work being performed. Management’s understanding is that most of the auditor’s upper level reviews and final clean-up were performed in the U.S., but the majority of required audit procedures were performed in China.

Note 10. Contingencies, page F-35

51.   We note you do not carry any property or casualty insurance, nor have any accruals recorded for potential liabilities due to lack of insurance. Tell us and disclose how management has concluded chances of such an obligation arising are remote.

The Company has not, historically, carried any property or casualty insurance and has never incurred property damage or incurred casualty losses. Management feels the chances of such an obligation arising are remote. Accordingly, no amount has been accrued for any liability that could arise from a lack of insurance. Note 10 has been so revised.

Exhibits

Exhibit 5.1

52.   Counsel must opine on whether the shares to be sold by the selling shareholders will, when sold, be legally issued, fully paid and non-assessable. Please obtain and file a revised opinion of counsel.

A revised opinion is being filed with Amendment No. 2 to the registration statement.

Very truly yours,

/s/ Darren Ofsink

Darren Ofsink